FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                      For the month of November 2006
                             3 November 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1  Press release of British Sky Broadcasting Group plc announcing AGM Voting Results released on 3 November 2006


British Sky Broadcasting Group plc

AGM - shareholders approve all resolutions

3 November 2006


                       BRITISH SKY BROADCASTING GROUP PLC

                                (the "Company")


                             Annual General Meeting


At the Annual General Meeting of the Company held today at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.30 a.m., all resolutions were duly passed. The voting results are as follows:


 1. To receive the financial statements for the year ended 30 June 2006, together with the report of the Directors and auditors thereon


             Votes for      %          Votes against      %      Votes withheld
         1,335,244,982    99.95        623,564           0.05     11,821,611


 2. To declare a final dividend

             Votes for      %          Votes against      %      Votes withheld
         1,347,665,326    99.99        8,616             0.01         16,215



 3. To reappoint Chase Carey as a Director

             Votes for      %          Votes against       %     Votes withheld
         1,343,978,945    99.78        2,950,495          0.22          760,717



 4. To reappoint Nicholas Ferguson as a Director

             Votes for      %          Votes against       %     Votes withheld
         1,346,014,116    99.93        909,848            0.07         7 66,193



 5. To reappoint James Murdoch as a Director

             Votes for      %          Votes against       %     Votes withheld
           1,343,439,544  99.87        1,773,276          0.13        2,477,337


 6. To reappoint Jacques Nasser as a Director

             Votes for      %          Votes against       %     Votes withheld
           1,346,010,908  99.93        914,555            0.07          764,694


 7. To reappoint David DeVoe as a Director

             Votes for      %          Votes against       %      Votes withheld
           1,343,964,181  99.78        2,961,550          0.22          764,426


 8. To reappoint Rupert Murdoch as a Director

              Votes for     %          Votes against       %     Votes withheld
            1,325,439,595  99.27       9,789,390          0.73       12,461,172


 9. To reappoint Arthur Siskind as a Director

              Votes for     %           Votes against      %    Votes  withheld
           1,343,323,159  99.73         3,599,258         0.27          767,740


10. To reappoint Deloitte & Touche LLP as Auditors and to authorise the
    Directors to agree their remuneration

              Votes for     %            Votes against      %    Votes withheld
           1,334,371,274  99.07          12,567,841        0.93         751,042


11. To approve the Report on Directors' Remuneration for the year ended 30 June
    2006

              Votes for     %            Votes against      %    Votes withheld
           1,310,393,408  97.83          29,047,884        2.17       8,248,865


12. To authorise the Directors to make EU political donations and incur EU political expenditure under the PPER Act 2000

               Votes for     %            Votes against      %   Votes withheld
            1,325,971,232  99.25          10,080,153        0.75     11,638,772



13. To authorise the Directors to allot shares under section 80 Companies Act
    1985

               Votes for     %            Votes against      %   Votes withheld
            1,344,494,827  99.77          3,107,754         0.23         87,576


14. To disapply statutory pre-emption rights (Special Resolution)

               Votes for     %           Votes against       %   Votes withheld
            1,342,707,642  99.76         3,163,857          0.24      1,818,658


Notes:


(i) The votes "for" include those votes giving the Chairman discretion


(ii) A "vote withheld" is not counted towards the votes cast "for" or "against" a resolution.



Dave Gormley

Company Secretary



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 3 November 2006                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary